Jan S. Rynkiewicz Chief Executive Officer Stream Communications Network & Media Inc.

Warsaw, 27th January 2012

NOTIFICATION OF SALE OF SHARES IN STREAM COMMUNICATIONS SP. Z O.O. BY STREAM COMMUNICATIONS NETWORK & MEDIA INC.

Further to the news release of December 5, 2011, the Company hereby notifies that on 24th January 2012 between Multimedia Polska S.A. with its registered office in Gdynia (Multimedia) and MNI Telecom S.A. with its registered office in Radom and Stream Communications Network & Media Inc. with its registered office in Vancouver (Stream Canada) and Almerio Consultancy Limited with its registered office in Nicosia and Stream Communications sp. z o.o. with its registered office in Kraków (Stream Poland) the Annex No. 3 to the conditional shares sale agreement of 29th November 2011 (Annex) has been concluded.

by virtue of key provisions of the Annex, Stream Canada has sold to Mulitmedia 31.084 shares in capital of Stream Poland for total price of PLN 29.000.000,00 (twenty nine million) (US$9,000,000).

The price for the above mentioned shares belonging to Stream Canada will be paid as follows:

  the amount of PLN 2.900.000 (two million nine hundred thousand) (US$900,000) will be payable by the date of 30th January 2012;

  the amount of PLN 26.100.000 (twenty six million one hundred thousand) (US$8,100,000) will be payable within 7 days from the date on which the President of Antimonopoly Office will pass a decision with consent to a concentration, however in any case, even when the President of Antimonopoly Office will refuse to give a consent to the concentration, not later than on 30th September 2012.

The sale of shares in capital of Stream Poland by Stream Canada was unconditional and shares were transferred to Multimedia on the date of Annex conclusion, i.e. on 24th January 2012.